SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 11, 2011 with the report for the six-month periods ended on December 31, 2010 and on December 31, 2009 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 11, 2011, the Company filed the report for the six-month period ended on December 31, 2010 and December 31, 2009, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules.

The result of such six-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

December 31, 2009 and 2008

1. Period Results

(six-month period ended on December 31, 2010 and 2009)
	In thousands of Ps.
	12/31/10	12/31/09
Ordinary	170,558	264,313
Extraordinary	—	—
Period Profit (Loss)	170,558	264,313

2. Net Worth Composition

Capital Stock	578,676	578,676
Treasury Shares	—	—
Capital integral adjustment	—	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	793,123	793,123
Legal Reserve	57,031	40,306
Reserve for new projects	391,262	193,486
Retained Earnings	341,666	435,421
Temporary conversion difference	21,907	12,805
Total Net Worth	2,458,052	2,328,204

In accordance with Article o), Section 63 of the above referred rules, the Company informed that as of December 31, 2009, the capital stock of the Company is Ps.578,676,460, divided into 578,676,460 of registered common shares, face value Ps. 1 each, and with one vote each.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. with 332,666,752 shares, which represent 57.49% of the issued and outstanding capital.

As of December 31, 2010, without taking into account Cresud´s holding, the amount of 246,009,708 common stock of face value Ps. 1 each and 1 vote each are held by the rest of the shareholders. Such amount of shares represents 42.51% of the issued and outstanding capital stock.

As of December 31, 2009, there are no outstanding warrants or Convertible Notes to acquire the Company’s shares.

Below is an outline of the highlights of this period:

•

The rental segments, which accounted for 74% of revenues and 85% of EBITDA, improved 27% and 24% concerning those indicators for the first six months of fiscal year 2011 compared to the same period of the previous fiscal year.

•

The increase in such segments was offset by a lower activity in the Sales and Developments segment and lower revenues from the consumer finance segment due to the sale of the 80% interest in Tarshop S.A. in September 2010.

•	Revenues for the first six months of the fiscal year increased 6% to Ps. 698 million, and operating results rose 3% to Ps. 301 million, whereas EBITDA increased 2% to Ps. 380 million.

•	The Shopping Center segment, in which IRSA increased its shareholding interest to 94.9%, continues to exhibit a sound performance, with an increase in Sales of 31% and EBITDA/Sales margins at 77%.

•	Hotel operations have shown a firm recovery.

•

We continue to seize opportunities in the U.S. real estate market, having acquired an office building in Manhattan and restructuring the debt associated to the Lipstick Building, in which we increased our interest to 49%.

•

Net income was Ps. 171 million compared to Ps. 264 million in the same period of the previous fiscal year due to lower income from Banco Hipotecario S.A., mainly reflecting a lower appreciation of public bond holdings during this semester as compared to the same period of the previous fiscal year.

•	During the last quarter, IRSA distributed dividends for Ps. 120 million (Ps. 0.207 per share or Ps. 2.07 per ADR)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: February 11, 2011